SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                               TXCO Resources Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87311M102
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                November 21, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D



--------------------------------                   -----------------------------
CUSIP No. 87311M102                                Page 2 of 9 Pages
--------------------------------                   -----------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              2,750,000
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,750,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,750,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                   SCHEDULE 13D



--------------------------------                   -----------------------------
CUSIP No. 87311M102                                Page 3 of 9 Pages
--------------------------------                   -----------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              2,750,000
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,750,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,750,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Schedule 13D is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), and Daniel S. Loeb, an individual ("Mr. Loeb", and together with the Management Company, the "Reporting Persons"). This Schedule 13D relates to the Common Stock, par value $0.01 per share, of TXCO Resources Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of the Company. The Management Company is the investment manager or adviser to a variety of funds and managed accounts (such funds and accounts, collectively, the "Funds"). The Funds directly own the Common Stock to which this Schedule 13D relates, and the Management Company and Mr. Loeb may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 1.   Security and Issuer

     This statement on Schedule 13D relates to the Common Stock of the Company and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 777 East Sonterra Blvd., Suite 350, San Antonio, Texas 78258.

Item 2.   Identity and Background.

     (a) This statement is filed by the Reporting Persons. Daniel S. Loeb is the Chief Executive Officer of the Management Company and controls the Management Company's business activities. The Management Company is organized as a limited liability company under the laws of the State of Delaware.

     (b) The address of the principal business and principal office of the Management Company and Mr. Loeb is 390 Park Avenue, 18th floor, New York, New York 10022.

     (c) The principal business of the Management Company is to serve as investment manager or adviser to the Funds, and to control the investing and trading in securities of the Funds. The principal business of Mr. Loeb is to act as the Chief Executive Officer of the Management Company.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Loeb is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration

     The Funds expended an aggregate of approximately $34,536,430 of their own investment capital to acquire the 2,750,000 shares of Common Stock held by them. The Funds effect purchases of securities primarily through margin accounts maintained for them with Bear, Stearns Securities Corp., Goldman, Sachs & Co., Citigroup Global Markets, Inc. and UBS Securities LLC, which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firms' credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.   Purpose of Transaction

     The Reporting Persons acquired the Common Stock beneficially owned by them because they believe the Common Stock represents an attractive investment opportunity based on the Company's business prospects. In particular, the Reporting Persons believe that the potential value in the Company's existing development projects has not been adequately recognized in the market price of the Common Stock. However, the Reporting Persons have concerns about the Company's ability to manage the opportunities presented by those projects given what the Reporting Persons believe to be management's lack of development experience and technical expertise. As a result of these concerns, the Reporting Persons intend to nominate at the 2008 annual meeting of the Company's shareholders (the "2008 Annual Meeting") individuals who, if elected as directors at the 2008 Annual Meeting, would constitute half of the Company's board of directors (the "Board").

     According to the Company's public filings, the Board consists of six directors, three of whom are serving terms that will expire at the 2008 Annual Meeting. If three individuals nominated by the Reporting Persons to stand for election as directors at the 2008 annual meeting (the "Third Point Nominees") are elected to the Board, the Third Point Nominees will have substantial influence on Board decisions, including key decisions about the management of the Company's development projects. Because half of the Board is to be elected at the 2008 Annual Meeting, the Reporting Persons believe that the 2008 Annual Meeting presents the Company's shareholders with a timely and exceedingly important opportunity to ensure that the Company effectively capitalizes on the value of its development opportunities while properly identifying and managing the risks associated with those ventures.

     According to the Company's proxy statement for the 2007 annual meeting of the Company's shareholders, it is anticipated that the 2008 Annual Meeting will be held on May 9, 2008, and the deadline for giving the Company notice of director nominations is February 26, 2008. The Reporting Persons caution the Board not to take any steps to eliminate the shareholders' opportunity to elect half of the Board at the 2008 Annual Meeting and warn that if any such steps are taken the Reporting Persons will seek to hold the Board to account.

     The Reporting Persons are engaged in the investment business, and in the ordinary course of business review and analyze various factors affecting the companies whose securities they own, including the Company. In determining whether to purchase additional shares or to dispose of shares, and in formulating any plans or proposals with respect to the Company, the Reporting Persons intend to consider and review various factors on a continuous basis, including the Company's financial condition, its business and prospects, the markets in which it operates, developments concerning the Company, the price and availability of shares of Common Stock, other investment and business opportunities available to the Reporting Persons, developments with respect to the Reporting Persons' businesses, and general economic, monetary and stock market conditions. The Reporting Persons may, at any time, acquire additional shares of Common Stock or dispose of any or all of the Common Stock held by them.

     The Reporting Persons may engage in communications with other shareholders of the Company, knowledgeable industry or market observers, members of the board of directors or management of the Company or other representatives of the Company regarding the Company, including but not limited to its operations, strategy, management, capital structure and the strategic alternatives that may be available to the Company. The Reporting Persons may discuss ideas or develop proposals that, if effected, may result in one or more transactions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D, including but not limited to the acquisition or disposition by the Reporting Persons or other persons of shares of Common Stock of the Company, changing operating or market strategies, adopting or eliminating certain types of anti-takeover measures, changes to the Company's governing documents, revisions to the Company's capitalization or dividend policy, extraordinary corporate transactions involving the Company or subsidiaries of the Company, and/or changes in the board of directors or management of the Company.

Item 5.   Interest in Securities of the Issuer

     (a) As of the date of this Schedule 13D, the Management Company and Mr. Loeb beneficially own 2,750,000 shares of Common Stock (the "Shares"). The Shares represent 8.0% of the 34,162,619 shares of Common Stock outstanding as of November 2, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 2,750,000 shares of Common Stock held directly by the Funds.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Stock during the past 60 days. All of the transactions set forth on Schedule A were effected in the NASDAQ Global Select Market. Except for the transactions set forth on Schedule A and the sale transaction reported in Item 6, during the past 60 days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

     On November 27, 2007, in a third market transaction reported to NASDAQ, one of the Funds sold 650,000 shares of Common Stock to UBS AG, London (the "Counterparty") at a price of $11.43 per share and simultaneously entered into a standardized, cash-settled swap agreement with the Counterparty for which the Common Stock is the reference security, with respect to that same number of notional shares and using that same price as reference price. The Fund that is party to the swap agreement has taken the "long" side of the swap and therefore is entitled to the economic benefits, and is subject to the economic risks, of owning the Common Stock, but has no rights or powers with respect to any shares of Common Stock as a result of that agreement. Neither the Management Company, Mr. Loeb nor any of the Funds is the beneficial owner of any shares of Common Stock as a result of the swap agreement, and, accordingly, the number of shares of Common Stock stated as beneficially owned by the Reporting Persons in Item 5 and elsewhere in this Schedule 13D does not include any ownership as a result of the swap agreement. The swap agreement terminates on December 2, 2010, or upon the written notice of either party.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits

99.1. Joint Filing Agreement, dated as of November 28, 2007, by and between the Reporting Persons.

99.2. Power of Attorney granted by Mr. Daniel S. Loeb in favor of James Kelly, Justin Nadler, Zachary Snow and Keith Waller, dated December 1, 2006.

                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: November 28, 2007



                                 THIRD POINT LLC

                                 By:   Daniel S. Loeb, Chief Executive Officer


                                 By:  /s/ Justin Nadler
                                      ------------------------------------------
                                      Name:   Justin Nadler
                                      Title:  Attorney-in-Fact





                                 DANIEL S. LOEB


                                 By:  /s/ Justin Nadler
                                      ------------------------------------------
                                      Name:   Justin Nadler
                                      Title:  Attorney-in-Fact




                 [SIGNATURE PAGE TO SCHEDULE 13D WITH RESPECT TO
                              TXCO RESOURCES INC.]



                                             Schedule A
                                             ----------

                              (Transactions by the Funds in Common Stock
                                         during the past 60 days)


         Date                  Transaction                      Shares                      Price Per Share($)
         ----                  -----------                      ------                      ------------------

----------------------- ---------------------------- -------------------------------- ---------------------------------
       11/02/07                     BUY                          15,000                            11.57
----------------------- ---------------------------- -------------------------------- ---------------------------------
       11/02/07                     BUY                          35,000                            11.53
------------------------ ---------------------------- -------------------------------- ---------------------------------
       11/05/07                     BUY                          85,000                            12.08
----------------------- ---------------------------- -------------------------------- ---------------------------------
       11/06/07                     BUY                          75,000                            13.55
----------------------- ---------------------------- -------------------------------- ---------------------------------
       11/06/07                     BUY                          290,000                           13.57
----------------------- ---------------------------- -------------------------------- ---------------------------------
       11/06/07                     BUY                          50,000                            13.68
----------------------- ---------------------------- -------------------------------- ---------------------------------
       11/07/07                     BUY                          75,000                            13.86
----------------------- ---------------------------- -------------------------------- ---------------------------------
       11/07/07                     BUY                          225,000                           13.82
----------------------- ---------------------------- -------------------------------- ---------------------------------
       11/08/07                     BUY                          175,000                           13.78
----------------------- ---------------------------- -------------------------------- ---------------------------------
       11/09/07                     BUY                          150,000                           13.59
----------------------- ---------------------------- -------------------------------- ---------------------------------
       11/09/07                     BUY                          75,000                            13.51
----------------------- ---------------------------- -------------------------------- ---------------------------------
       11/12/07                     BUY                          200,000                           13.09
----------------------- ---------------------------- -------------------------------- ---------------------------------
       11/12/07                     BUY                          50,000                            13.25
----------------------- ---------------------------- -------------------------------- ---------------------------------
       11/13/07                     BUY                          50,000                            13.36
----------------------- ---------------------------- -------------------------------- ---------------------------------
       11/15/07                     BUY                          75,000                            13.03
----------------------- ---------------------------- -------------------------------- ---------------------------------
       11/16/07                     BUY                          75,000                            13.00
----------------------- ---------------------------- -------------------------------- ---------------------------------
       11/21/07                     BUY                          630,000                           11.40
----------------------- ---------------------------- -------------------------------- ---------------------------------
       11/26/07                     BUY                          150,000                           11.52
----------------------- ---------------------------- -------------------------------- ---------------------------------
       11/27/07                     BUY                          100,000                           11.51
----------------------- ---------------------------- -------------------------------- ---------------------------------
       11/28/07                     BUY                          500,000                           11.96
----------------------- ---------------------------- -------------------------------- ---------------------------------
       11/28/07                     BUY                          320,000                           12.00
----------------------- ---------------------------- -------------------------------- ---------------------------------
